Exhibit 19.1

INSIDER TRADING AND TRADING WINDOW POLICY

Frequently Asked Questions

1.	What is insider trading?

A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone in possession of material, non-public information. Insider trading also includes trading in derivative securities (puts and calls), the price of which is linked to the underlying price of a company's stock. It does not matter how many shares you buy or sell, or whether the information has an effect on the stock price— if you have material, non-public information and you trade, you have broken the law.

2.	Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the marketplace. Requiring those who have such information to disclose (the information to the public) or abstain (from trading) ensures an even playing field.

3.	What is material, non-public information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond or other security or if it would influence the price that a reasonable investor would pay for a stock, bond or other security. This could mean many things, including but not limited to, financial results, merger or acquisition     news, regulatory approval, clinical data and other drug candidate developments, drug commercialization developments, licensing, joint venture and other collaboration developments, litigation filings or results, governmental actions or key personnel hires or departures. Either positive or negative information may be material. Information is non-public if it has not yet been released and disseminated to the public.

4.	Who can be guilty of insider trading?

A: Anyone who buys or sells a security while in possession of material, non-public information. It does not matter if you are not an executive officer or director, or even if you do not work at Protagonist — if you know something material about the value of a security that not everyone else does, regardless of who you are, you can be found guilty of insider trading.

5.	Does Protagonist have an insider trading policy?

A: Yes. The policy is attached to this FAQ.

6.	What if I work in a foreign office?

A: There is no difference. The policy and law applies to you. Because our common stock trades on a United States, or U.S., securities exchange, the insider trading laws of the U.S. apply. The U.S. Securities and Exchange Commission, or SEC, (a U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority, or FINRA, (a private regulator that oversees U.S. exchanges) routinely investigate trading in a company's securities conducted by internationally-based individuals and firms. In addition, as a Protagonist employee, our policies apply to you no matter where in the world you work.

7.	What if I don't buy or sell anything, but I tell someone else the information and they buy or sell?

A: That is called "tipping." You are the "tipper" and the other person is called the "tippee". If the tippee buys or sells based on that material, non-public information, you might still be guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members might be guilty of insider trading too. As a result, you may not discuss material, non-public information about Protagonist with anyone outside Protagonist, including spouses, family members, friends, or business associates. This includes anonymous discussion on the Internet about Protagonist or companies with which Protagonist does business.

8.	What if I don't tell them the information itself; I just tell them whether they should buy or sell?

A: That is still tipping, and you can still be found guilty of insider trading. According to our policies, you may never recommend to another person that they buy, hold or sell our common stock or any derivative security related to our common stock.

9.	What are the penalties if I trade on inside information, or tip off someone else?

A: Anyone found liable in a civil case for trading on inside information may need to pay the

U.S. government an amount equal to any profit made or any loss avoided and may also face a penalty of up to three times this amount. Persons found liable for tipping inside information, even if they did not trade themselves, may face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees. In addition, anyone convicted of criminal insider trading can face prison terms and additional fines.

10.	What is "loss avoided"?

A: If you sell a common stock or a related derivative security (such as publicly traded call or put options) before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

11.	Am I restricted from trading securities of any companies except Protagonist (for example a customer or competitor of Protagonist)?

A: Yes. U.S. insider trading laws restrict everyone from trading in a company's securities based on material non-public information about that company, regardless of whether the person is directly connected with that company. Therefore, if you obtain material non-public information about another company, you should not trade in that company's securities. You should be particularly conscious of this restriction if, through your position at Protagonist, you sometimes obtain sensitive, material information about other companies and their business dealings with Protagonist.

12.	So if I do not trade Protagonist securities when I have material non-public information, and I don't "tip" other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. Our policies are stricter than the law requires, so that we and our employees can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

13.	So when can I buy or sell my Protagonist securities?

A: According to our policies, if you have material, non-public information, you may not buy or sell our common stock until the second trading day after that information is released or announced to the public. At that point, the information is considered public. Even if you do not have material, non-public information, you may not trade in our common stock during any trading "blackout" period. (trading blackout periods may be announced by email.)

14.	What steps do I need to follow before engaging in any transaction in Protagonist securities if I am an officer, director or employee of Protagonist?

A: According to our policies, all officers, directors and employees must obtain pre-clearance of any transaction from the Company’s Clearing Officer (the General Counsel or Chief Financial Officer), at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if required, will coordinate Protagonist's assistance in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within three trading days of pre-clearance shall require new pre-clearance under the provisions of this paragraph. Protagonist may, at its discretion, shorten such period of time.

15.	If I have an open order to buy or sell Protagonist securities on the date the trading window closes, my broker will cancel the open order and won 't execute the trade, right?

A: No. If you have any open orders at the time the trading window closes, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the trading window closes, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

16.	Am I allowed to trade derivative securities of Protagonist? Or short Protagonist common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which includes, but is not limited, to publicly traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

"Derivative securities" are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) "put options" and "call options". These are different from employee stock options, which are not derivative securities.

"Short selling" is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing.

17.	Why does Protagonist prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted such policies because of the temptation it represents to try to benefit from a relatively low-cost method of trading on short term swings in stock prices (without actually holding the underlying common stock) and encourages speculative trading. For this reason, we have decided to prohibit employees from such trading. As we are dedicated to building stockholder value, short selling our common stock is adverse to our stated values and would not be received well by our stockholders.

18.	Can I purchase Protagonist securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

"Purchasing on margin" is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

19.	Why does Protagonist prohibit me from purchasing Protagonist securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess insider information at the time of the call. If your margin call were called at a time when you had insider information and you could not or did not supply other collateral, you and Protagonist could be subject to litigation based on your insider trading activities: the sale of the stock (through the margin call) when you possessed material non-public information. The sale would be attributed to you, even though the lender made the ultimate determination to sell. The SEC takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

20.	Can I exercise stock options during a trading blackout period or when I possess material non-public information?

A: Yes. You may exercise the option and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or otherwise settle the option during a trading blackout period or any time that you have material, non-public information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for the exercise price and any taxes due.

21.	Am I subject to the trading blackout period if I am no longer an employee of Protagonist?

A: It depends. If your employment with Protagonist ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with Protagonist ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave Protagonist, you should not trade in Protagonist securities if you possess material non-public information. That restriction stays with you as long as the information you possess is material and not released by Protagonist.

22.	Can I gift stock while I possess material non-public information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, to a trust or otherwise, of our common stock when you possess material non-public information or during a trading blackout period.

23.	What if I purchased publicly traded options or other derivative securities before I became a Protagonist employee (or contractor or consultant)?

A: The same rules apply as for employee stock options. You may exercise the publicly traded options at any time, but you may not sell such securities during a trading blackout period or at any time that you have material, non-public information. When you become a Protagonist employee, you must report to our Finance department that you hold such publicly traded options or other derivative securities.

24.	May I own shares of a mutual fund that invests in Protagonist?

A: Yes.

25.	Are mutual fund shares holding Protagonist subject to the trading blackout periods?

A: Generally no. Unless Protagonist shares constitute more than 10% of the fund, you may trade in mutual funds holding our common stock at any time.

26.	May I use a "routine trading program" or "10b5-1 plan

A: Yes, subject to the requirements discussed in our Insider Trading and Trading Window Policy set forth below. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stock broker through which you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, you should contact the Finance department at least ten [10] business days in advance for approval, and the plan must be executed during an open trading window and at a time when you do not have material, non-public information.

27.	What happens if I violate our insider trading policy?

A: Violation of our policies may result in severe personnel action, including a memo to your personnel file and up to and including termination of your employment or other relationship with Protagonist. In addition, you may be subject to criminal and civil enforcement actions by the government.

28.	Who should I contact if I have questions about our insider trading policy?

A: You should contact the Company’s Stock Plan Administrator, or General Counsel or Chief Financial Officer.

INSIDER TRADING AND TRADING WINDOW POLICY

Because our stock is publicly traded, you must comply with the provisions of federal and state securities laws and with our policies. During the course of your relationship with Protagonist Therapeutics, Inc. ("the Company"), you will learn information about us that is not publicly known. It is illegal for you to buy or sell our stock or other securities, or the stock of companies working with the Company, on the basis of material, non-public information. It is also illegal for you to pass such information on to others who use it to buy or sell our stock.

COVERED PERSONS

This policy applies to all directors, officers, employees, consultants and contractors of the Company. This policy also applies to all family members and anyone that lives in the household (other than household employees) of those covered by this policy and all companies controlled by those covered by this policy.

STATEMENT OF POLICY

This policy prohibits not only illegal activities, but also other trading activities that may not be illegal. These additional restrictions are designed to protect both you and us from even the appearance of improper activity. Our policy is as follows:

1.	You may not trade our stock while you possess information about the Company that is both material and non-public. Material information is information that a reasonable person would consider important in deciding whether (or at what price) to buy, hold or sell our stock. For example, material information may include (but is not limited to) financial results, merger or acquisition news, regulatory approval, clinical data and other drug candidate developments, drug commercialization developments, licensing, joint venture and other collaboration developments, litigation filings or results, governmental actions or key personnel hires or departures. Non-public information is information that has not been announced publicly, such as by press release, conference call, public filing or similar means of public dissemination. You must wait until the second trading day after the information is publicly announced before you can trade. For example, if the information is publicly announced late on a Tuesday, you cannot trade until Thursday. In addition, you are not allowed to buy or sell stock during any "blackout" period announced by the Company.

2.You may not discuss material, non-public information about the Company with anyone outside the Company, and discussions inside the Company should be kept on a need-to-know basis. This prohibition covers spouses, family members, friends, business associates, or persons with whom we are doing business (except to the extent that such persons are covered by a non-disclosure agreement and the discussion is necessary to accomplish a business purpose of the Company).

3.You may buy or sell our stock only when the trading window period is open and when you do not possess material, non-public information about the Company. If you are a director, officer or employee of the Company, you must also receive approval prior to engaging in transactions in the Company's stock, as described in paragraph 4 below. Open trading window periods are those periods of time during which employees, contractors and consultants can, potentially, trade our stock, so long as they are not in possession of material, non-public information. At these times, the "window" is said to be "open." This window period may be closed and may not reopen if, in the judgment of the Company's General Counsel, there exists undisclosed information that would make trades by members of the Company's management and directors inappropriate. This closing of the window/prohibition on trading is commonly called, and referred to in this policy, as a "trading blackout." A trading blackout may be implemented, for example, if there is some information or development with or relating to the Company's business that merits a suspension of trading. It is important to note that the fact that a trading blackout has been imposed and/or that the window period has not reopened should itself be considered inside information. If a trading blackout has been imposed due to the existence of material non-public information, generally the window period will not re-open until the second trading day (e.g., one full trading day has elapsed) after the Company's public dissemination of the material non-public information, or until such time a determination is made that it is no longer material non-public information.

4.	In addition to the requirements of paragraph 3 above, if you are a director, officer or employee of the Company, you may not may not engage in any transaction in the Company's securities, including any purchase or sale in the open market, loan, pledge, hedge or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Clearing Officer (the General Counsel or Chief Financial Officer), at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if required, will coordinate the Company's assistance in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within three trading days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

5.	You may not engage in transactions designed to hedge or offset any decrease in the market value of the Company’s stock or trade derivative securities of the Company at any time. Derivative securities are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) "put options" and "call options". These are different from employee stock options, which are not derivative securities.

6.You may not engage in short-term or speculative trading (generally defined as selling Company securities within six months following a purchase). You may not engage in short selling of our securities or purchase our securities on margin or hold them in a margin account at any time. Selling short includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing. Purchasing our securities on margin is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to a brokerage firm.

7.	You may not participate in "chat rooms" or other electronic discussion groups or contribute to blogs, bulletin boards or social media forums on the Internet concerning the activities of the Company or other companies with which the Company does business, even if you do so anonymously, unless doing so is part of your job responsibilities and you have explicit authorization from the Finance department.

8.	You may never recommend to another person that he or she buy, hold or sell our stock.

9.	The restrictions above also apply to transactions in the stock of other companies, to the extent you have learned material non-public information about these companies as a result of your role with the Company.

The only exceptions to this policy are specifically noted below. Trading activities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) or that are small transactions are not exempted from this policy. The insider trading laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

RULE 10B5-1 PLANS

Notwithstanding the prohibitions above, directors, officers and certain employees may establish written programs (i.e., trading plans) pursuant to Rule 10b5-l (c) of the Securities Exchange Act of 1934 which permit (a) automatic trading of our stock according to set criteria or (b) trading of our stock by an independent person (such as an investment bank) who is not aware of material non-public information. So long as the program is properly established, trading pursuant to a program may occur even at a time outside of our "open window" or when the plan participant is aware of material non-public information. Each form of program must be reviewed and approved in advance by the Company, solely to confirm compliance with the guidelines set forth herein. The Company will not review or pre-approve the trading specifics of any program, only the form of program itself. These programs may only be established and subsequently amended during an open window and at a time when the plan participant is not aware of                   material non-public information.

Once the program becomes effective, it cannot be changed or deviated from except (a) with notice to and approval from the Company, (b) in full compliance with the requirements of the program guidelines and (c) at a time when the plan participant is permitted to trade in our stock under the guidelines set forth herein. Plans must specify a cooling off period of at least 30 days between plan execution and the date of the first trade under the plan.

CONSEQUENCES OF VIOLATIONS

Violations of either the insider trading laws or this policy are extremely serious matters. The

U.S. Securities and Exchange Commission and the stock exchanges monitor stock trading and routinely investigate suspicious activity. The penalties for violating the insider trading laws are severe (including fines and imprisonment), and even having to respond to an investigation can result in significant legal expenses and unwanted negative publicity for both you and us.

ADDITIONAL INFORMATION AND QUESTIONS

If you have any questions about any aspect of this policy, you are encouraged to contact the Company’s Stock Plan Administrator, General Counsel or Chief Executive Officer. You may also refer to  the "Frequently Asked Questions" preceding this policy.